Via Edgar

August 4, 2021

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

RE: Application for Withdrawal of Registration Statement filed on Form S-1 filed by Cannabis Global, Inc. on SEC File No. 333-258171

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, (the “Securities Act”), Cannabis Global, Inc., a Nevada corporation (the “Company”), hereby requests the immediate withdrawal of the Company's registration statement on Form S-1, which was filed with the Securities and Exchange Commission (the “Commission”) on July 26, 2021 under File Number 333-258171 (together with all exhibits thereto, the “Registration Statement”). The Registration Statement has not been declared effective by the Commission, and no securities have been issued or sold under the Registration Statement.

Very truly yours,

/s/ Arman Tabatabaei

Principal Executive Officer